SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SECURED INCOME L.P.
                            (Name of Subject Company)

                               SECURED INCOME L.P.
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                 GINA S. SCOTTI
                          SECRETARY OF GENERAL PARTNER
                               SECURED INCOME L.P.
                    C/O WILDER RICHMAN RESOURCES CORPORATION
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                  212-715-9100
                          ----------------------------

ITEM 1.           SUBJECT COMPANY INFORMATION.

                  The name of the subject company is Secured Income L.P., a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is c/o Wilder Richman Resources Corporation, 599 W. Putnam Avenue, Greenwich, CT 06830. The general partners of the Partnership (the "General Partners") are Wilder Richman Resources Corporation ("WRRC"), Real Estate Equity Partners, L.P. ("REEP") and WRC-87A Corporation ("WRC-87A").

                  The title of the class of equity securities to which this Statement relates is the units of limited partnership interest ("Units") of the Partnership. As of May 18, 2000, there were 984,369 Units issued and outstanding.

ITEM 2.           IDENTITY AND BACKGROUND OF FILING PERSON.

                  The name and business address of the Partnership, which is the Person filing this Statement, are set forth in Item 1 above.

                  This statement relates to an offer (the "Bond Purchase Offer") by Bond Purchase, L.L.C. (the "Purchaser"), to purchase up to 49,000 of the outstanding Units at a purchase price (the "Offer Price") of $7.27 per Unit, less the amount of any cash distributions declared or paid with respect to the Units between May 4, 2000 (the "Offer Date") and June 15, 2000 or such other date to which the Bond Purchase Offer may be extended, upon the terms and subject to the conditions set forth in an Offer to Purchase dated May 4, 2000
(the "Offer to Purchase") and the related Agreement of Transfer and Power of Attorney/Proxy (which collectively constitute the "Offer Documents").

                  The Offer Documents indicate that the principal business address of the Purchaser is P.O. Box 26730, Kansas City, MO 64196.

ITEM 3.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  The Partnership is a limited partnership and has no executive officers or directors. There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Partnership, the General Partners (including the officers and directors of the General Partners) or any other affiliates of the Partnership on the other, except to the extent noted in
Item 4 below and in Item 13 of the Partnership's Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith) with respect to the year ended December 31, 1999, which is filed with the SEC as
Exhibit 99.2 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

                  There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Purchaser, its executive officers, directors or affiliates on the other, except that an affiliate of WRRC has advised the Partnership that it is currently considering making an offer to acquire Units for cash. See Item 4 below.

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

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

                  This Statement relates to the recommendation by the Partnership with respect to the Bond Purchase Offer. A letter to the holders of Units (the "Unit Holders") communicating the Partnership's views is filed as an exhibit hereto and is incorporated herein by reference.

                  For the reasons set forth below, the Partnership and the General Partners are making no recommendation as to whether Unit Holders should tender their Units in response to the Bond Purchase Offer.

                  In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information, including the considerations noted below.

                  Price

                  The Bond Purchase Offer is offering $7.27 for each Unit. The Offer to Purchase for the Bond Purchase Offer notes that this price has been determined solely at the discretion of the Purchaser and does not necessarily reflect the true market value of each Unit. The Partnership believes that there is no active trading market for the Units. The Partnership understands that within the past 12 months certain Units have been sold in private transactions at prices ranging from $1.63 to $8.60 per Unit. The Partnership also understands that other tender offers for Units have been made in recent years by other parties. In 1998, there were two offers by parties that were unaffiliated with the Partnership, one at $3.50 and one at $5.00 per Unit. In 1999, there were two tender offers, one at $7.00 per Unit by an affiliate of the Partnership (see below) and one at $8.00 by a party that was unaffiliated with the Partnership. In March 2000, there was a tender offer at $8.25 by a party that was unaffiliated with the Partnership.

                  The Partnership does not believe that the offer price in the Bond Purchase Offer necessarily reflects fully the underlying value of the Partnership's assets or the potential value that might be attributed to the Units under certain circumstances. However, Unit Holders whose individual investment goals or financial requirements lead them to consider selling Units for cash at this time may find that the Bond Purchase Offer represents an opportunity to do so.

                  Partnership Business and Prospects; Possible Partnership Distribution

                  The Partnership believes that Unit Holders should also carefully review and consider the Partnership's business and prospects. The Partnership is invested in two operating partnerships, Columbia Associates, which owns the Westmont property in New York City, and Carrollton X Associates Limited Partnership, which owns the Fieldpointe Apartments property in Frederick, Maryland. A discussion of these investments is contained in the Partnership's Annual and Quarterly Reports which have been distributed to Limited Partners, are available from the SEC (including the SEC's website, www.sec.gov) or by contacting MMS Escrow & Transfer Agency, the Investor Services Agent for the Partnership, at 1-888-594-1397.

                  In particular, Limited Partners should consider possible cash distributions from a potential refinancing or from possible cash flows from the operating partnerships. As discussed

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

in the Partnership's most recent Quarterly Report, the general partners of Columbia Associates have engaged an agent of the Federal Home Loan Mortgage Corporation ("Freddie Mac") for a refinancing and related transactions regarding Columbia Associates. As explained below, such a refinancing could result in a distribution to Limited Partners which may exceed the offer price in the Bond Purchase Offer.

                  The Partnership understands that the general partners of Columbia Associates intend to replace Citibank as the credit enhancer with Freddie Mac, refinance Columbia Associates' mortgages, modify the structure and utilization of the mortgage escrows and eliminate the current cash distribution restrictions. Pursuant to current discussions, credit enhancement would be provided for $24.2 million in tax exempt bonds and an $8.55 million conventional mortgage. At present, both Freddie Mac's agent and the issuer of the new bonds have issued a commitment letter, and a closing has been tentatively scheduled for June 2000.

                  After  the  payment  of  costs  expected  to  be  incurred  in connection with the refinancing of Columbia Associates and the establishment of certain reserves, Columbia Associates is expected to have an estimated surplus of between $11.5 million and $12.5 million. The General Partners understand that the general partners of Columbia Associates intend to use a substantial portion of such surplus to make a distribution to the Partnership and repay operating deficit loans and other advances that the general partners of Columbia Associates have provided (including accrued interest) of approximately $3,275,000. The General Partners anticipate that most funds received from Columbia Associates would be distributed to the Partnership's limited partners in an amount of between $7 and $10 per Unit. The amount of any distribution to the Partnership's limited partners will be impacted by, among other things, the amount distributed by Columbia Associates to the Partnership following the refinancing, the payment of outstanding obligations of the Partnership and the potential establishment of an operating reserve.

                  There can be no assurance that the general partners of Columbia Associates will succeed in closing with Freddie Mac, replacing Citibank as the credit enhancer and in achieving the other related goals. Even if the proposed refinancing does occur, the terms of such refinancing and, accordingly, the amount of the distribution to the Partnership, may be substantially modified. In addition, in the event of a change in current market conditions, such change could materially impact both Columbia Associates' distribution to the Partnership and the Partnership's distribution to the limited partners. If the refinancing does not occur, the Partnership's distribution to the limited partners is unlikely to occur. There can be no assurance as to the timing of any distribution by Columbia Associates to the Partnership, a portion of which the Partnership would distribute to the limited partners.

                  Alternative Transactions

                  The Partnership recommends that any Unit Holders who do wish to sell Units for cash at this time be alert to alternative transactions that may be available, including any other offer that may be announced prior to the June 15, 2000 expiration of the Bond Purchase Offer.

                  WRRC, which is one of the three General Partners of the Partnership and one of the two shareholders of WRC-87A, another of the General Partners of the Partnership, has advised the Partnership that affiliates of WRRC are currently considering making an offer to

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

acquire Units for cash. In 1999, another entity affiliated with WRRC made a tender offer for Units at $7.00 per share in which it purchased 40,961 Units or 4.2% of the outstanding Units. Unlike the Bond Purchase Offer, that tender offer was filed with the Securities and Exchange Commission, and the full disclosure required by the SEC was furnished to holders of Units.

                   There can be no assurance that any such additional offer to purchase Units, from affiliates of WRRC or any other party, will proceed or, if it does proceed, as to the time of commencement, price or other terms of such an offer. In light of, among other things, the potential conflicts of interest that could exist in the event of any offer by affiliates of WRRC, the Partnership would anticipate making no recommendation as to whether Limited Partners should tender their Units in response to any such offer, if made, or in any alternative offer that might then exist.

                  Other Considerations

                  The Partnership urges all Unit Holders to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Bond Purchase Offer before deciding whether to tender Units. There will be certain tax consequences to individual Unit Holders as a result of accepting the Bond Purchase Offer or any other tender offer and those tax consequences could vary significantly for each Unit Holder based on such Unit Holder's unique tax situation or other circumstances. No independent person has been retained by the Partnership to evaluate or render any opinion with respect to the fairness of the Offer Price in the Bond Purchase Offer.

                  Intent to Tender

                  To the knowledge of the Partnership, none of the General Partners and none of the current or former executive officers, directors or affiliates of any of the General Partners or the Partnership intends to tender pursuant to the Bond Purchase Offer any Units beneficially owned by them.

ITEM 5.           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

                  Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Unit Holders on the Partnership's behalf concerning the Bond Purchase Offer.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  No transactions in the Units have been effected during the past 60 days by the Partnership or any of the General Partners or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of any of the General Partners or the Partnership.

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

ITEM 7.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                  The Partnership is not currently involved in any negotiation in response to the Bond Purchase Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. However, the Partnership is aware that affiliates of WRRC are currently considering making an offer to acquire Units for cash. See Item 4 above. The Partnership is not engaged in any negotiation in response to the Bond Purchase Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership; or (3) any material change in the present capitalization or distribution policy of the Partnership.

ITEM 8.           ADDITIONAL INFORMATION.

                  None.

ITEM 9.           EXHIBITS.

                  99.1 Form of letter to Unit Holders of the Partnership dated May 18, 2000.

                  99.2(1) The Partnership's Annual Report on Form 10-K, dated March 30, 2000.


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(1) Filed with the SEC (File No. 0-17412), and incorporated herein by reference.


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


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2000

                                     SECURED INCOME L.P.

                                     By:  Wilder Richman Resources Corporation
                                          General Partner


                                     By: /s/ Richard P. Richman
                                        -------------------------------
                                        Name:  Richard P. Richman
                                        Title: President


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


                                  EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION
-----------          -----------

99.1                 Letter to Unit Holders from the Partnership dated May 18,
                     2000.

99.2(1)              The Partnership's Annual Report on Form 10-K, dated March
                     30, 2000.


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(1) Filed with the SEC (File No. 0-17412), and incorporated herein by reference.


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